Exhibit 21.0

Schedule of Subsidiaries

SUBSIDIARIES OF FTI CONSULTING, INC. AS OF DECEMBER 31, 2004

Name	Jurisdiction of Incorporation or Formation
FTI Consulting Limited	United Kingdom

FTI Financial Services Limited	United Kingdom

FTI, LLC	Maryland

FTI Capital Advisors, LLC (broker-dealer registered with the NASD)	Maryland

Lexecon, LLC	Maryland

Reynolds Technologies International, LLC	Maryland

Technology & Financial Consulting, Inc.	Texas

Teklicon, Inc.	California